UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


R.H. Donnelley Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

74955W307

(CUSIP Number)

October 15, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  Rule 13d-1(b)
X Rule 13d-1(c)
  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.   74955W307


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Jack B. Corwin

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Citizenship or Place of Organization:
United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power:
4,149,048 Shares of Common Stock

6. Shared Voting Power:
NONE

7. Sole Dispositive Power:
4,149,048 Shares of Common Stock

8. Shared Dispositive Power:
NONE

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
4,149,048 Shares of Common Stock

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) :
Not Applicable

11. Percent of Class Represented by Amount in Row (9):
6.03%

12. Type of Reporting Person (See Instructions):
IN


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Item 1.
(a)	Name of Issuer
R. H. Donnelley Corporation

(b) Address of Issuer's Principal Executive Offices
1001 Winstead Drive
Cary, NC 27153

Item 2.
(a)	Name of Person Filing
Jack B. Corwin

(b)	Address of Principal Business Officer, if none, Residence
2150 N. Lincoln Street
Burbank, CA 91504

(c)	Citizenship
United States Citizen

(d)	Title of Class of Securities
Common stock, par value $1.00 per share ("Common Stock")

(e)	CUSIP Number
74955W307

Item 3.If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b) Bank as defined in section 3 (a)(6) of the Act (15 U.S.C.78c)
(c) Insurance company as defined in section 3(a)(19) of the Act
    (15 U.S.C.78c)
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940(15 U.S.C. 80a-3);
(j) Group, in accordance with 240.13d-1(b)(1)(ii)(E);

Not Applicable

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Item 4. 	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
4,149,048 shares of Common Stock*

(b) Percent of class:
6.03% calculated based upon the 68,805,374 shares of Common Stock issued and outstanding as of November 15, 2008, as set forth in the Company's Form 10-Q filed on July 30, 2008

(c) Number of shares as to which the person has:

       (i)	Sole power to vote or to direct the vote
       4,149,048 shares of Common Stock

       (ii)	Shared power to vote or to direct the vote
       None

       (iii)	Sole power to dispose or to direct the disposition of
       4,149,048 shares of Common Stock

       (iv)	Shared power to dispose or to direct the disposition of
       None




*The number of shares of Common Stock shown above as beneficially owned by Jack B. Corwin includes (1) 3,194,239 owned by the Jack B. Corwin Revocable Trust Dated 6/26/92, of which
Jack B. Corwin is the sole trustee, (2) 954,809 shares held by the Jack B. Corwin 2006 Charitable Remainder Unitrust of which the Charitable Remainder Stewardship Company of Nevada is the trustee and which Jack B. Corwin has investment and voting authority.


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Item 5. Ownership of Five percent or Less of a Class
If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?. Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of another Person Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8. Identification and Classification of Members of the Group
Not Applicable

Item 9. Notice of Dissolution of the Group
Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 15, 2008



Signature


Name/Title: Jack B. Corwin Trustee / Account Holder



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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